

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

James P. Shaughnessy
Senior Vice President, Chief Administrative Officer
and General Counsel
Orbitz Worldwide, Inc.
500 W. Madison Street
Suite 1000
Chicago, IL 60661

Re: Orbitz Worldwide, Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed November 17, 2010
File No. 333-161723

Dear Mr. Shaughnessy:

We have received your response to our prior comment letter to you dated October 28, 2010 and have the following additional comment.

Selling Security Holders, page 13

1. We note your response to our prior comment 1. Please revise the prospectus to state that each selling security holder which is an affiliate of a broker-dealer purchased the common stock in the ordinary course of business and, at the time of the purchase of the common stock to be resold, such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Richard D. Truesdell, Jr.
       Davis Polk & Wardwell LLP
       Fax: (212) 701-5674